SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              GOLDSTATE CORPORATION
                                (Name of Issuer)

                        Common Stock -- par value $0.0003
                         (Title of Class of Securities)

                                    000000000
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.


-----------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.   0000000000
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:          Epaulette Investments S.A.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        PN
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                        [  ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Grand Caymen Islands, B.W.I.
- ------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   3,287,000 Shares of Common Stock
     NUMBER OF SHARES       ----------------------------------------------------
       BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY                  0
      EACH REPORTING        ----------------------------------------------------
          PERSON            9      SOLE DISPOSITIVE POWER
           WITH                    3,287,000
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,287,000 Shares of Common Stock
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.87%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Epaulette Investments ("Epaulette") and its sole shareholder, Trevor Lloyd ("Lloyd") as the reporting persons hereunder, relative to the acquisition by Epaulette of certain shares of common stock issued by Goldstate Corporation. Neither Epaulette nor Lloyd has made any previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.0003 par value, of Goldstate Corporation ("GDSA"). GDSA maintains its principal executive offices at 3305 Spring Mountain Road, Suite 60, Las Vegas, Nevada 89102.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Epaulette Investments, a corporation organized under the laws of Grand Cayman Islands, B.W.I., and its sole shareholder, Trevor Lloyd. The principal business and principal offices of Epaulette and Lloyd are P.O. Box 1320 G.T., Grand Cayman Islands, B.W.I.

     Pursuant to General Instruction C of Schedule 13D, the executive officers and directors of Epaulette and the person controlling Epaulette (collectively, the "Instruction C Persons") and the information specified in items (a) through
(f) of Item 2 with respect to each Instruction C Person, are as follows:

--------------------------------------------------------------------------------

     Name              Position with                  Business Address
                       Epaulette
--------------------------------------------------------------------------------

D. Trevor Lloyd        Director and President         P.O. Box 1320 G.T.
                                                      Grand Cayman Islands
                                                      B.W.I.

Dailee Hunter          Director and Secretary         P.O. Box 1320 G.T.
                                                      Grand Cayman Islands
                                                      B.W.I.
--------------------------------------------------------------------------------

     Trevor Lloyd is the sole shareholder and controlling person of Epaulette. Lloyd has the sole right to control the disposition of and vote the GDSA securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of the Assignment Agreement between Tristar Financial Services, Inc. ("Tristar") and Epaulette dated March 30, 2000 (the "Assignment Agreement"), 3,287,000 shares of restricted common stock of GDSA were issued to Epaulette. The consideration exchanged for the securities of GDSA was a promissory note in the principal amount of $40,261.15 bearing interest at the rate of 8% per annum with a repayment term of five years from the date of the Assignment Agreement. A copy of the Assignmen t Agreement between Tristar and Epaulette is filed herewith as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of obtaining by Tristar an entity which had a better ability for paying cash to Tristar for amounts due and owing Tristar by GDSA as follows:

(i) GDSA had incurred debt inclusive of accrued interest in the aggregate amount of $57,515.93 with Tristar for either past financial, administrative and managerial services performed by Tristar pursuant to a consulting service agreement entered into with GDSA and/or prior advances made by Tristar to GDSA.

(ii) GDSA entered into a settlement agreement with Tristar dated March 29, 2000 (the "Settlement Agreement")whereby Tristar agreed to settle the debt owed to it by GDSA and accept the issuance of restricted common shares of GDSA at the rate of $0.0175 per share as settlement for all interest and principle due and outstanding to Tristar as of the date of the Settlement Agreement.

(iii) GDSA desired to enter into the Settlement Agreement to clear its financial books of this and other liabilities in order that GDSA could proceed with other financings and is not in a financial position to be able to pay cash to Tristar for satisfaction of such debt.

(iv) Subsequently, Tristar entered into the Assignment Agreement with Epaulette whereby Tristar agreed to assign all of its rights, title and interest in the Settlement Agreement, including the issuance of the restricted common shares of GDSA, in exchange for the issuance of a promissory note.

(v) Tristar desired to enter into the Assignment Agreement in order to obtain a discounted promissory note from an entity which had a better ability to pay Tristar cash for satisfaction of such debt.

Pursuant to the instructions for items (a) through (j) of Item 4, Epaulette has plans as follows:

(a) As set forth in Item 3 of this Schedule, Epaulette has acquired 3,287,000 shares of restricted common stock of GDSA. As set forth in Item 2 of this Schedule, Trevor Lloyd is the sole shareholder of Epaulette. Epaulette and Lloyd may consider the acquisition of additional securities of GDSA, the issuer, but have no present plans or proposals to do so.

(b) Epaulette and Lloyd have no present plans or proposals to cause a merger or effect a liquidation or reorganization of GDSA or to enter into extraordinary corporate transactions.

(c) Epaulette and Lloyd have no present plans or proposals to cause a sale or transfer of a material amount of assets of GDSA.

(d) Epaulette and Lloyd plan to exercise the voting rights associated with ownership of shares of common stock of GDSA.

(e) Epaulette and Lloyd have no present plans or proposals to cause a material change in the capitalization of GDSA.

(f) Epaulette and Lloyd have no present plans or proposals to make any other material change to the business or corporate structure of GDSA.

(g) Epaulette and Lloyd have no present plans or proposals to change GDSA's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of GDSA by any person.

(h) Epaulette and Lloyd have no present plans or proposals to cause GDSA's common stock from not being quoted on the OTC Bulletin Board.

(i) Epaulette and Lloyd have no present plans or proposal relating to a class of securities of GDSA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) Neither Epaulette nor Lloyd have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on March 30, 2000, Epaulette beneficially owned 3,287,000 shares (or approximately 18.87% of the outstanding shares) of GDSA's common stock as follows:

     Holder                          Number of Shares
     ------                          ----------------

     Epaulette Investments           3,287,000

     Total                           3,287,000

(b) No Instruction C Person owns any common or preferred shares of GDSA. Epaulette and Lloyd have sole power to vote or to direct the voting of the 3,287,000 common shares of GDSA held by Epaulette.

(c) As of March 30, 2000, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving GDSA equity securities had been engaged in by Epaulette or Lloyd, by the directors, officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, nor do any of said parties have any right to acquire such securities.

(d) To the best knowledge and belief of the undersigned, no person other than Epaulette and Lloyd has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(a) Assignment Agreement dated March 30, 2000 between Tristar Financial Services, Inc. and Epaulette Investments S.A.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Epaulette Investments


Date: April 7, 2000                   By: /s/ Trevor Lloyd
-------------------                   --------------------
                                      Trevor Lloyd
                                      President